AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON ____________, _______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [ X ]    MERGER

         [    ]   LIQUIDATION

         [    ]   ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [    ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development  Companies answer ONLY questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: THE PILLAR FUNDS

3.       Securities and Exchange Commission File No.: 811-6509

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8?

         [ X ]    Initial Application                [   ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         101 FEDERAL STREET
         BOSTON, MA 02112

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         PRUFESH MODHERA
         MORGAN, LEWIS & BOCKIUS LLP
         1800 M STREET, N.W.
         WASHINGTON, DC  20036
         (202) 467-7585

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         SEI INVESTMENTS MUTUAL FUND SERVICES
         ONE FREEDOM VALLEY DRIVE
         OAKS, PA 19456

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end [   ]    Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  FLEET INVESTMENT ADVISORS INC
                  100 FEDERAL STREET
                  BOSTON, MASSACHUSETTS  02109

                  SUMMIT BANK
                  210 MAIN STREET
                  HACKENSACK, NEW JERSEY 07601

                  OECHSLE INTERNATIONAL ADVISORS, LLC
                  ONE INTERNATIONAL PLACE
                  BOSTON, MASSACHUSETTS  02210

                  VONTOBEL USA, INC.
                  450 PARK AVENUE
                  NEW YORK, NEW YORK  10022

                  WELLINGTON MANAGEMENT COMPANY, LLP
                  75 STATE STREET
                  BOSTON, MASSACHUSETTS  02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         SEI INVESTMENTS DISTRIBUTION CO.
         ONE FREEDOM VALLEY DRIVE
         OAKS, PA 19456

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

                  1.Depositor's name(s) and address(es):

                  2.Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:
                           Name(s):

                  File No.:  811-_________

                  Business Address:

15.       (a)     Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the board vote took place:

                  MARCH 9, 2001 AND APRIL 6, 2001

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [    ]  No

                  If Yes, state the date on which the shareholder vote took place:

                  JULY 19, 2001

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]    Yes               [   ]   No

                  (a) If Yes, list the date(s) on which the fund made those distributions:

                           AUGUST 20, 2001 AND AUGUST 27, 2001

                  (b) Were the distributions made on the basis of net assets?

                           [ X ]            Yes      [   ]    No

                  (c) Were the distributions made PRO RATA based on share ownership?

                           [ X ]            Yes      [   ]    No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      LIQUIDATIONS ONLY:
                           Were any distributions to shareholders made in kind?

                           [     ]          Yes      [   ]    No

                           If Yes,  indicate the percentage of fund shares owned
                           by   affiliates,   or  any   other   affiliation   of
                           shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [   ]    Yes               [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ X ]    Yes               [   ]   No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [  ]     Yes               [ X ]   No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]    Yes               [ X ]   No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $336,340

                  (ii)     Accounting expenses: $67,608

                  (iii)    Other expenses (list and identify separately):
                           $288,449 (PROXY)

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $692,397

         (b)      How were those expenses allocated?

                  THE  EXPENSES  WERE  ALLOCATED  TO THE  FOLLOWING  PORTFOLIOS:
                  PILLAR TAX-EXEMPT MONEY MARKET FUND, PILLAR PRIME OBLIGATION MONEY MARKET FUND, PILLAR U.S. TREASURY SECURITIES MONEY MARKET FUND, PILLAR U.S. TREASURY SECURITIES PLUS MONEY MARKET FUND, PILLAR EQUITY INCOME FUND, PILLAR INTERNATIONAL EQUITY FUND, PILLAR FIXED INCOME FUND, PILLAR INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND, PILLAR NEW JERSEY MUNICIPAL SECURITIES FUND AND PILLAR PENNSYLVANIA MUNICIPAL SECURITIES FUND. ALL OF THE ABOVE EXPENSES WERE ALLOCATED TO EACH OF THE AFOREMENTIONED PORTFOLIOS BASED ON TOTAL NET ASSETS.

         (c)      Who paid those expenses?

                  EACH APPLICABLE PORTFOLIO PAID FOR THE ABOVE EXPENSES, ALLOCATED TO IT BASED ON TOTAL NET ASSETS. HOWEVER, EXPENSES ALLOCATED TO THE PILLAR U.S. TREASURY SECURITIES MONEY MARKET FUND, PILLAR U.S. TREASURY SECURITIES PLUS MONEY MARKET FUND, PILLAR PRIME OBLIGATION MONEY MARKET FUND, AND PILLAR TAX-EXEMPT MONEY MARKET FUND WERE PAID FOR BY FLEET INVESTMENT ADVISORS INC., BUT ONLY TO THE EXTENT THAT SUCH EXPENSES
                  RESULTED IN A DECREASE IN THE PER SHARE NET ASSET VALUE OF THAT PORTFOLIO. ALSO, EXPENSES ALLOCATED TO THE PILLAR EQUITY INDEX FUND, PILLAR INSTITUTIONAL SELECT MONEY MARKET FUND, PILLAR BALANCED FUND, PILLAR EQUITY VALUE FUND, PILLAR EQUITY GROWTH FUND AND PILLAR MID-CAP FUND WERE PAID FOR BY FLEET INVESTMENT ADVISORS INC.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:
SOME PORTFOLIOS BECAME SERIES OF GALAXY FUND AND OTHER PORTFOLIOS BECAME SERIES OF GALAXY FUND II AS SUMMARIZED BELOW:

-------------------------------------------------------------------------------------------------------------
PILLAR FUND                                             CORRESPONDING GALAXY FUND
-------------------------------------------------------------------------------------------------------------
Pillar Pennsylvania Municipal Securities Fund           Galaxy Pennsylvania Municipal Bond Fund
-------------------------------------------------------------------------------------------------------------
Pillar Equity Value Fund                                Galaxy Large Cap Value Fund
-------------------------------------------------------------------------------------------------------------
Pillar Equity Growth Fund                               Galaxy Large Cap Growth Fund
-------------------------------------------------------------------------------------------------------------
Pillar U.S. Treasury Securities Money Market Fund       Galaxy U.S. Treasury Money Market Fund
-------------------------------------------------------------------------------------------------------------
Pillar U.S. Treasury Securities Plus Money Market Fund  Galaxy Institutional Treasury Money Market Fund
-------------------------------------------------------------------------------------------------------------
Pillar Prime Obligation Money Market Fund               Galaxy Money Market Fund
-------------------------------------------------------------------------------------------------------------
Pillar Institutional Select Money Market Fund           Galaxy Institutional Money Market Fund
-------------------------------------------------------------------------------------------------------------
Pillar Tax-Exempt Money Market Fund                     Galaxy Tax-Exempt Money Market Fund
-------------------------------------------------------------------------------------------------------------
Pillar Intermediate-Term Government Securities Fund     Galaxy Intermediate Government Income Fund
-------------------------------------------------------------------------------------------------------------
Pillar Fixed Income Fund                                Galaxy High Quality Fund
-------------------------------------------------------------------------------------------------------------
Pillar New Jersey Municipal Securities Fund             Galaxy New Jersey Municipal Bond Fund
-------------------------------------------------------------------------------------------------------------
Pillar Balanced Fund                                    Galaxy Asset Allocation Fund
-------------------------------------------------------------------------------------------------------------
Pillar Equity Income Fund                               Galaxy Equity Income Fund
-------------------------------------------------------------------------------------------------------------
Pillar Mid-Cap Fund                                     Galaxy Growth Fund II
-------------------------------------------------------------------------------------------------------------
Pillar International Equity Fund                        Galaxy International Equity Fund
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
PILLAR FUND                                             CORRESPONDING GALAXY II FUND
-------------------------------------------------------------------------------------------------------------
Pillar Equity Index Fund                                Galaxy II Large Company Index Fund
-------------------------------------------------------------------------------------------------------------

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-04636 (GALAXY FUND) AND 811-06051 (GALAXY FUND II)

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                           File number:     333-58140 AND 333-58710
                           Form Type:       N-14
                           Filing Date:     APRIL 2, 2001 AND APRIL 11, 2001
         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Pillar Funds (ii) he or she is the Vice President and Assistant Secretary of The Pillar Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                  /s/   Timothy D. Barto


                                  Name: Timothy D. Barto
                                  Title: Vice-President and Assistant Secretary